Form 4

1.  Hough, William R.
        One Beach Drive S.E.  #1002
        St. Petersburg, FL  33701

2.  Federal Trust Corporation

3.  ###-##-####

4.  06/98

5.

6.  Other
      Less than 10%

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Common Stock
2.  06/01/98
3.  Code 5
4.  3,000 (amount),   D,    4.5625 (price)
5.    247,641 	6. I	7.  by Corporation  (WRH Mortgage, Inc.)
       244,600	    I	      by Corporation  (William R. Hough & Co.)


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
11.





  /s/  William R. Hough      7/1/98